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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                              AMENDMENT NO. 1

                             (FINAL AMENDMENT)

                                    TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
        PURSUANT TO RULE 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           AVONDALE INDUSTRIES, INC.
                                (NAME OF ISSUER)
                           AVONDALE INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   054350103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ALBERT L. BOSSIER, JR.
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           AVONDALE INDUSTRIES, INC.
                                5100 RIVER ROAD
                           AVONDALE, LOUISIANA 70094
                           TELEPHONE: (504) 436-2121
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                CURTIS R. HEARN
                      JONES, WALKER, WAECHTER, POITEVENT,
                            CARRERE & DENEGRE L.L.P.
                       201 ST. CHARLES AVENUE, SUITE 5100
                             NEW ORLEANS, LA 70170
                           TELEPHONE: (504) 582-8000

                                  MAY 6, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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  This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated May 6, 1998, filed by Avondale Industries, Inc., a Louisiana corporation (the "Company"), relating to the offer by the Company to purchase up to 1,250,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share (the "Shares"), at a price not in excess of $29.00 nor less than $26.50 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, which together constitute the "Offer," copies of which were attached as Exhibits (a)(1) and (a)(2) to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein, shall have the meanings specified in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

  Item 8(e) is hereby supplemented and amended as follows:

  The Company purchased 1,250,000 shares pursuant to the Offer at a purchase price of $28.875 per share. The offer was oversubscribed with approximately 3,229,427 shares properly tendered at or below the purchase price and not withdrawn including 2,750,000 shares tendered by the Avondale Industries, Inc. Employee Stock Ownership Plan (the "ESOP"). Odd lots tendered at or below the purchase price, totaling 730 shares, were purchased in their entirety. The remaining 1,249,270 shares were purchased on an approximately 39% pro rata basis from shareholders who tendered a total of 3,228,697 shares at or below the purchase price. Following the Company's purchase of the tendered shares, the ESOP will own approximately 1,735,708 shares, or approximately 13.3% of the Company's Common Stock outstanding. The press release issued by the Company on June 4, 1998 announcing the preliminary results of the Offer is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

  The Company has been informed that the depositary for the Offer, ChaseMellon Shareholder Services L.L.C., will begin issuing payment on or about June 12, 1998, for the shares accepted under the Offer. The Company expects that ChaseMellon will return unpurchased shares tendered under the Offer promptly.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended to include the following additional exhibit:

  (a)(10) Form of press release issued by the Company dated June 4, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AVONDALE INDUSTRIES, INC.

                                               /s/ Albert L. Bossier, Jr.
                                          By:__________________________________
                                                 Albert L. Bossier, Jr.
                                              Chairman, President and Chief
                                                    Executive Officer

Dated: June 5, 1998

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                               INDEX TO EXHIBITS

  ITEM                             DESCRIPTION
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
 (a)(10) Form of Press Release issued by the Company dated June 4, 1998.

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